SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

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SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

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CB BANCSHARES, INC.

(Name of Subject Company)

CB BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

124785106
(CUSIP Number of Class of Securities)
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Dean K. Hirata CB Bancshares, Inc. 201 Merchant Street Honolulu, Hawaii 96813 (808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

____________________

With copies to:

Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

(212) 735-3000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

LETTER TO SHAREHOLDERS SENT BY CB BANCSHARES

[CB Bancshares Letterhead]

SHAREHOLDER UPDATE - JULY 2003

Dear Fellow Shareholder,

Aloha. Thanks to our enthusiastic and hardworking employees and management team, your company has enjoyed an especially productive and profitable second quarter.

We are extremely pleased to bring you this update regarding second quarter earnings for your company and our ongoing efforts to grow CB Bancshares, Inc., by providing outstanding service and innovative products to City Bank customers.

Enclosed you’ll find an earnings news release which has been distributed to the media – this news is so important we wanted to be sure we brought it to your attention.

SECOND QUARTER EARNINGS INCREASE OVER 20%

Consolidated net income for the second quarter of 2003 was $4.4 million. This is an increase of more than 20% over last year. Diluted earnings per share was $0.99, an increase of more than 19% over the same quarter in 2002.

For the six-month period ended June 30, 2003, consolidated net income totaled $8.3 million, an increase of $1.2 million or more than 16% over the same period last year. Diluted earnings per share was $1.91, an increase of more than 15% over the same period in 2002.

These strong earnings clearly demonstrate the great strides your company is making in improving asset quality, growing core deposits and fee income, and building our lending operations. We fully intend to continue our strategy of providing our customers with choice, value and service while delivering enhanced shareholder value. The management and staff of City Bank and CB Bancshares, Inc. are committed to continue this progress and we appreciate your support of our efforts on your behalf.

1) Net income excluding unsolicited proposal expenses after taxes”	1) Net income excluding unsolicited proposal expenses after taxes”

UNSOLICITED HOSTILE TAKEOVER PROPOSAL

As you know, we have been vigorously fighting the unsolicited, hostile takeover attempt announced by Central Pacific Financial Corp. on April 16, 2003. Consolidated net income for the second quarter of 2003 includes $4.2 million ($2.7 million after taxes, or $0.64 per share) in expenses associated with this matter. Excluding the after-tax effect of these expenses, consolidated net income for the second quarter of 2003 was $7.1 million, ($1.63 per diluted share) an increase of 97.4% over the same period last year. Excluding the effects of these expenses, for the six months ended June 30, 2003, consolidated net income was $11.1 million ($2.55 per diluted share), an increase of 55.4% over the same period in 2002.

STOCK DIVIDEND TRIPLES

Your Board of Directors has declared a cash dividend of $0.36 per common share, payable on September 29, 2003 to stockholders of record on September 15, 2003. This represents an increase of over $0.25 per share, or 230%, over the current quarterly cash dividend.

Recent tax legislation has made dividend payments a more tax efficient way to provide value to our shareholders. This new dividend level reflects our solid second quarter performance and underscores our confidence in our financial strength and future earnings potential of the CB Bancshares franchise.

CITY BANK OPENS ITS FIRST WEST HAWAII BRANCH

On August 9th, we will hold the grand opening for our first City Bank branch on the West side of the island of Hawaii. City Bank’s Kona Branch will be located in the Crossroads Shopping Center in Kailua-Kona. This new branch enables us to serve the rapidly growing West Hawaii community and builds upon our strong existing operations in Hilo.

EXPANDING TO BETTER SERVE THE WAIPAHU COMMUNITY

Our customer base in this community continues to grow and we are expanding our Waipahu Branch to meet the needs of our nearly 5,000 customers.

                Improved Waipahu facilities will include two additional teller windows and an overall increase in branch size which will allow us to provide our customers with additional services and products. Our Waipahu customers will have improved access to mortgage loan officers, financial consultants, a Business Relationship Officer and others who can address specific customer needs.
(Photo: Waipahu Bank with Employees)

LOOKING AHEAD

All of us in the City Bank and CB Bancshares family are dedicated to building on this momentum and continuing to provide the innovative products and outstanding service which are the hallmarks of City Bank. We are optimistic about our future and the continued strength and earnings power of the CB Bancshares franchise.

Thank you for your continuing support and for bringing real meaning to the phrase Proud to Be City Bank!

Sincerely,
/s/ Lionel Y. Tokioka	/s/ Ronald K. Migita
Lionel Y. Tokioka	Ronald K. Migita
Chairman of the Board	President and Chief Executive Officer

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward- looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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